14. April 2022

The Securities and Exchange Commission
Washington, DC 20549

USA

Amendment to Form SBSE-A, Summary of Updates
Citigroup Global Markets Europe AG ("CGME")

Dear Madam/Sir,

Please note that the submission of the SBSE – A/A Application Updates for April 2022 have been made to remove Andreas Hamm as a CGME Principal as he has moved to a different role within Citigroup on 1 January 2022.

The application update also reflects Jean Young joining CGME on 1 January 2022, taking Andreas Hamm's role as COO.

Yours sincerely

Citigroup Global Markets Europe AG

Sabine Huppert